MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 347

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 347 on July 17, 2002. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

  Cover Page.      The date of the Prospectus has been completed.

  Pages 2-4.       "The Summary of Essential Financial Information" section and
                   "Fee Table" have been completed.

  Pages 5-14.      Revisions have been made and the portfolios have been
                   completed.

  Pages 15-23.     The descriptions of the issuers of the Securities have been completed.

  Pages 24-25.     The Report of Independent Certified Public Accountants and
                   Statements of Condition have been completed.








                                                              FILE NO. 333-89922
                                                                    CIK #1123118


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.       Exact Name of Trust:          VAN KAMPEN FOCUS PORTFOLIOS, SERIES 347

B.       Name of Depositor:            VAN KAMPEN FUNDS INC.

C.       Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

D.       Name and complete address of agents for service:

         CHAPMAN AND CUTLER               VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy       Attention:  Sara L. Badler
         111 West Monroe Street           1 Parkview Plaza
         Chicago, Illinois  60603         Oakbrook Terrace, Illinois  60181-5555


E. Title of securities being registered: units of undivided fractional b eneficial interest.

F.       Approximate date of proposed sale to the public:


 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ X /     Check box if it is proposed that this filing will become effective at
----      8:00 a.m.  on July 17, 2002 pursuant to Rule 487.







                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



COHEN & STEERS REIT INCOME PORTFOLIO, SERIES 4

STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2002-3

STRATEGIC SMALL-CAP PORTFOLIO 2002-3

--------------------------------------------------------------------------------

     Van Kampen Focus Portfolios, Series 347 includes the unit investment trusts described above (the "Portfolios"). The Cohen & Steers REIT Income Portfolio seeks high income by investing in a diversified portfolio of dividend-paying real estate investment trusts. The Strategic Growth Large-Cap Portfolio and Strategic Small-Cap Portfolio seek to provide capital appreciation by investing in a portfolio of common stocks selected by applying a quantative stock selection model. Of course, we cannot guarantee that the Portfolio will achieve its objective.

                                  JULY 17, 2002


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  JULY 17, 2002

                                                                            COHEN &
                                                                            STEERS          STRATEGIC
                                                                             REIT            GROWTH         STRATEGIC
                                                                            INCOME          LARGE-CAP       SMALL-CAP
PUBLIC OFFERING PRICE                                                      PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                                         ------------     ------------    ------------
Aggregate value of Securities per Unit (1)                               $      9.900    $      9.900     $      9.900
Maximum first year sales charge (2)                                             0.295           0.295            0.295
  Less first year deferred sales charge                                         0.135           0.135            0.135
  Less creation and development fee                                             0.060           0.060            0.060
Public offering price per Unit (3)                                       $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                                                    14,889          14,707           14,744
Aggregate value of Securities (1)                                        $    147,395    $    145,596     $    145,957
Estimated initial distribution per Unit (5)                              $       0.03    $       0.08     $       0.05
Estimated annual dividends per Unit (5)                                  $    0.71317    $    0.10165     $    0.06302
Redemption price per Unit (6)                                            $      9.765    $      9.765     $      9.765
Classic Cash CUSIP (Special Redemption) (7)                               92115V-76-1             N/A              N/A
Classic ARO CUSIP (Special Redemption) (7)                                92115V-77-9             N/A              N/A
Regular Cash CUSIP (7)                                                    92115V-74-6     92115V-78-7      92115V-81-1
Regular ARO CUSIP (7)                                                     92115V-75-3     92115V-79-5      92115V-82-9
FeeDom Cash CUSIP (7)                                                             N/A     92115V-80-3      92115V-83-7
FeeDom ARO CUSIP (7)                                                              N/A     92115V-85-2      92115V-84-5


GENERAL INFORMATION
Initial Date of Deposit                                                                 July 17, 2002
Special Redemption Date--Cohen & Steers REIT Income Portfolio                           October 15, 2003
Mandatory Termination Date--Cohen & Steers REIT Income Portfolio                        July 20, 2004
Mandatory Termination Date--All Other Portfolios                                        October 28, 2003
Record Dates--Cohen & Steers REIT Income Portfolio (8)                                  10th day of each month
Distribution Dates--Cohen & Steers REIT Income Portfolio (8)                            25th day of each month
Record Date--All Other Portfolios                                                       May 10, 2003
Distribution Date--All Other Portfolios                                                 May 25, 2003



--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.


(2)You will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge, a deferred sales charge and a creation and development fee. If you hold Units of the Cohen & Steers REIT Income Portfolio bearing a Regular CUSIP, you will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. All other Portfolios only have a term of 15 months. The sales charges are described in the "Fee Table" on the next page.


(3)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of the Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(4)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".


(6)The redemption price is reduced by any remaining first year deferred sales charge. Units of the Cohen & Steers REIT Income Portfolio redeemed prior to the Special Redemption Date will not be reduced by the second year deferred sales charge regardless of CUSIP number. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.

(7)If you purchase Units of the Cohen & Steers REIT Income Portfolio designated with a Classic CUSIP number, you are electing to have your Units automatically redeemed on the Special Redemption Date set forth above. See "Rights of Unitholders--Special Redemption for Classic CUSIP". Units designated with a Regular CUSIP number will remain outstanding for the full term of a Portfolio unless you redeem them earlier. Units designated with a FeeDom CUSIP number may be purchased only in qualified Fee Accounts (as defined in this prospectus) and receive a sales charge discount equal to the initial and deferred sales charges. See "Fee Accounts". If you purchase Units designated with a Cash CUSIP number, you will receive distributions in cash and if you purchase Units designated with an ARO CUSIP number, your distributions will be reinvested into additional Units of your Portfolio.

(8)The initial Record and Distribution Dates for this Portfolio are scheduled to occur in August 2002 and will occur monthly thereafter.




                                    FEE TABLE

                                                    COHEN & STEERS
                                                 REIT INCOME PORTFOLIO
                                              ---------------------------
                                               AS A % OF
                                                PUBLIC          AMOUNT
                                               OFFERING         PER 100
                                                 PRICE           UNITS
                                             ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                          1.000%   $      10.000
 Deferred sales charge in first year (2)           1.350%   $      13.500
 Creation and development fee (3)                  0.600%   $       6.000
                                             ------------    ------------
   Maximum first year sales charge                 2.950%   $      29.500
                                             ============    ============
 Deferred sales charge in second year              1.550%   $      15.500
                                             ------------    ------------
   Total sales charge                              4.500%   $      45.000
                                             ============    ============
 Maximum sales charge on reinvested dividends      0.000%   $       0.000
                                             ============    ============

                                                AS A %          AMOUNT
                                                OF NET          PER 100
                                                ASSETS           UNITS
                                             ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                   0.253%   $       2.467
                                             ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses               0.231%   $       2.260
Supervisory fee (5)                                0.051%   $       0.500
Bookkeeping and administrative fees                0.015%   $       0.150
                                             ============    ============
Estimated annual expenses                          0.297%   $       2.910
                                             ============    ============

                                                              AMOUNT PER
                                                               100 UNITS
                                                             ------------
ESTIMATED COSTS OVER TIME
One year                                                    $          35
Three years                                                 $          80
Five years                                                  $         128
Ten years                                                   $         254


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from November 10, 2002 through April 9, 2003. The second year deferred sales charge accrues daily from November 10, 2003 through February 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.

(5)The Cohen & Steers REITIncome Portfolio assesses this fee as a percentage (0.05%) of the average daily net asset value.




                                    FEE TABLE

                                                           STRATEGIC GROWTH                        STRATEGIC
                                                          LARGE-CAP PORTFOLIO                 SMALL-CAP PORTFOLIO
                                                      ---------------------------         ---------------------------
                                                     AS A % OF                            AS A % OF
                                                       PUBLIC           AMOUNT             PUBLIC            AMOUNT
                                                      OFFERING          PER 100           OFFERING           PER 100
                                                        PRICE            UNITS              PRICE             UNITS
                                                     ----------       ----------         ----------        ----------
        TRANSACTION FEES
        Initial sales charge (1)                         1.000%       $   10.000             1.000%       $    10.000
        Deferred sales charge (2)                        1.350%       $   13.500             1.350%       $    13.500
        Creation and development fee (3)                 0.600%       $    6.000             0.600%       $     6.000
                                                     ----------       ----------        -----------       -----------
        Maximum sales charge                             2.950%       $   29.500             2.950%       $    29.500
                                                     ==========       ==========        ===========       ===========
        Maximum sales charge on
           reinvested dividends                          0.000%       $    0.000             0.000%       $     0.000
                                                     ==========       ==========        ===========       ===========

                                                      AS A % OF         AMOUNT            AS A % OF          AMOUNT
                                                       OF NET           PER 100            OF NET            PER 100
                                                       ASSETS            UNITS             ASSETS             UNITS
                                                     ----------       ----------        -----------       -----------
        ESTIMATED ORGANIZATION COSTS (4)                 0.333%       $    3.252             0.512%       $     5.000
                                                     ==========       ==========        ===========       ===========
        ESTIMATED ANNUAL EXPENSES
        Trustee's fee and operating expenses             0.125%       $    1.222             0.152%       $     1.486
        Supervisory, bookkeeping
           and administrative fees                       0.041%       $    0.400             0.041%       $     0.400
                                                     ----------       ----------        -----------       -----------
        Estimated annual expenses                        0.166%       $    1.622             0.193%       $     1.886
                                                     ==========       ==========        ===========       ===========

                                                                        AMOUNT                               AMOUNT
                                                                        PER 100                              PER 100
                                                                         UNITS                                UNITS
                                                                      ----------                          ----------
        ESTIMATED COSTS OVER TIME
        One year                                                      $       34                          $        37
        Three years                                                   $       77                          $        81
        Five years                                                    $      123                          $       128
        Ten years                                                     $      250                          $       255


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. This example also assumes that you reinvest your investment into a new trust when the current Portfolio terminates at the end of each 15 month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.

(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from November 10, 2002 through April 9, 2003. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




COHEN & STEERS REIT INCOME PORTFOLIO

    The Portfolio seeks high current income by investing in a diversified portfolio of dividend-paying real estate investment trusts (REITs) selected by Cohen & Steers Capital Management, Inc., the "Portfolio Consultant". The Portfolio is diversified among different publicly-traded REIT sectors, including but not limited to: office, apartment, industrial, and health care. The first step in the portfolio selection process is outlining the investment strategy for the Portfolio. Cohen & Steers draws upon extensive experience and insights from its property sector analysts. These analysts consider the following factors, among others: macro economics, property sectors, regional markets, capital markets and real estate fundamentals. The second step is analyzing the investment candidates. Focusing on both real estate and security fundamentals, the research analysts at Cohen & Steers have covered most major REITs since their initial public offering or before. It is during this step that the analysts review REITs for selection based on factors such as management, balance sheet, corporate structure, real estate portfolio and business plans. The final step in the selection process is for Cohen & Steers to apply proprietary analytical tools to choose the stocks for the portfolio. Some of the tools used during this step are valuation models, risk/return potential, diversification and liquidity.

    Malls, shopping centers, apartment buildings, health care centers, warehouses, offices and the like are often owned and managed by REITs. REITs of the type held by the Portfolio are publicly-traded companies that own, develop, acquire and/or operate income producing real estate properties. By combining the capital of many investors, a REIT can purchase all forms of real estate. Cohen & Steers believes that REITs allow individual investors to participate and benefit from the growing real estate industry. Cohen & Steers believes that improving stability in the real estate market, compelling market values and the search for less volatile investments in turbulent markets are prompting investors to look at REITs. In this current environment, Cohen & Steers believes that REITs may offer appealing investment characteristics, such as:

   o DIVIDENDS AND DIVIDEND GROWTH - REITs may offer a source of regular income. Each year REITs are required to distribute at least 90% of their taxable income as dividends to shareholders. Cohen & Steers believes that REITs have historically provided attractive total returns for many investors.

   o DIVERSIFICATION - Cohen & Steers believes that REITs may provide diversification to your overall portfolio as they have historically shown a relatively low price correlation to price movements of the overall stock and bond markets. In volatile markets, REITs may provide a way to add balance to your portfolio.

   o LONG TERM PERFORMANCE - Cohen & Steers believes that REITs (as measured by the NAREIT Equity Index) have generally delivered attractive long-term returns through various economic and market cycles.

   o SPECIALIZATION - Cohen & Steers believes that REITs can provide skilled and experienced management and typically specialize in either a specific type of property or geographic area. When combined, REITs can spread an investment among securities of different issuers in different REIT sectors, which may offer reduced risk or volatility compared to investing in individual REITs.

   o LIQUIDITY - Because REIT shares are traded on major stock exchanges, they are generally highly liquid.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

    THE PORTFOLIO CONSULTANT. Founded in 1986, Cohen & Steers Capital Management Inc. is among the largest real estate securities managers in the REIT business, both in terms of assets under management and the size of the team that handles some of the world's largest pension, endowment funds, and investment companies. Cohen & Steers is recognized among the industry leaders and one of its foremost innovators. Cohen & Steers has extensive investment experience, substantial research capabilities and strong trading relationships in the real estate industry. Cohen & Steers also acts as Supervisor of the Portfolio. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolio is not a managed fund and will generally not sell or replace Securities. Please refer to "Objectives and Securities Selection" for a discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolio.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                APARTMENT
        129       Apartment Investment &
                    Management Company                      $      45.240              7.25%        $    5,835.96
        178       Archstone-Smith Trust                            25.050              6.79              4,458.90
        132       Avalonbay Communities, Inc.                      44.500              6.29              5,874.00
        167       Equity Residential                               26.400              6.55              4,408.80
         86       Home Properties of New York, Inc.                34.520              6.95              2,968.72
        138       Summit Properties, Inc.                          21.430              8.87              2,957.34
                HEALTH CARE
        112       Health Care Property Investors, Inc.             39.500              8.20              4,424.00
        169       Nationwide Health Properties, Inc.               17.450             10.54              2,949.05
        376       Ventas, Inc.                                     12.010              7.91              4,515.76
                INDUSTRIAL
        103       AMB Property Corporation                         28.100              5.84              2,894.30
         95       First Industrial Realty Trust, Inc.              31.060              8.76              2,950.70
        184       ProLogis                                         24.200              5.87              4,452.80
                OFFICE
        289       Arden Realty, Inc.                               25.300              7.98              7,311.70
        157       Boston Properties, Inc.                          37.230              6.55              5,845.11
        272       CarrAmerica Realty Corporation                   26.700              7.49              7,262.40
        331       Equity Office Properties Trust                   26.500              7.55              8,771.50
        140       Mack-Cali Realty Corporation                     31.700              7.82              4,438.00
        138       Vornado Realty Trust                             43.150              6.12              5,954.70
                OFFICE/INDUSTRIAL
        239       Kilroy Realty Corporation                        24.640              8.04              5,888.96
        192       Liberty Property Trust                           30.960              7.62              5,944.32
        213       Prentiss Properties Trust                        27.860              8.04              5,934.18
        255       Reckson Associates Realty Corporation            23.080              7.36              5,885.40
                REGIONAL MALL
         81       CBL & Associates Properties, Inc.                36.550              6.07              2,960.55
         63       General Growth Properties, Inc.                  47.050              5.53              2,964.15
        152       Macerich Company                                 29.190              7.54              4,436.88
        152       Mills Corporation                                29.400              7.45              4,468.80
        142       Rouse Company                                    30.850              5.06              4,380.70
        172       Simon Property Group, Inc.                       34.450              6.39              5,925.40
                SHOPPING CENTER
        207       Developers Diversified Realty Corporation        21.510              7.07              4,452.57
         94       Kimco Realty Corporation                         31.000              6.71              2,914.00
        100       Regency Centers Corporation                      29.650              6.88              2,965.00
----------                                                                                          ------------
      5,258                                                                                         $  147,394.65
==========                                                                                          ============


See "Notes to Portfolios".

STRATEGIC GROWTH LARGE-CAP PORTFOLIO


   The Portfolio seeks to provide capital appreciation through investment in a portfolio of 15 common stocks selected as of July 15, 2002, using a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio. There can be no assurance that the Portfolio will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a growth equity strategy nor for those seeking preservation of capital or current income.


   The selection model seeks to identify stocks that have a strong potential for above-average capital appreciation. The selection model applies certain criteria to choose the portfolio from the companies comprising the Standard & Poor's 500 Index (S&P 500 Index). A company's stock will generally be considered large-cap if the company's market capitalization exceeds $5 billion. The Portfolio Securities are generally considered to be growth stocks.

   LCM is a registered investment adviser whose president is John B. Lightstone, PhD. LCM is in the business of developing investment strategies for various investment products. The selection model is comprised of two components which are applied to the stocks in the S&P 500 Index.

   COMPONENT ONE: The stocks are ranked based on price momentum as of the stock selection date. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected.

   COMPONENT TWO: (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

   (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the 75 companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

   (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

   (e) The 75 stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings and the 15 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected. Approximately equal dollar amounts are invested in each security.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                CONSUMER DISCRETIONARY
        242       Black & Decker Corporation                $     39.5700              1.21%        $    9,575.94
        404       Dillard's, Inc.                                 24.2500              0.66              9,797.00
        207       Fortune Brands, Inc.                            47.2200              2.12              9,774.54
        212       KB HOME                                         45.5600              0.66              9,658.72
        562       Limited Brands                                  17.4500              1.72              9,806.90
        363       Liz Claiborne, Inc.                             27.0000              0.83              9,801.00
        287       Maytag Corporation                              32.3200              2.23              9,275.84
        382       Yum! Brands, Inc.                               25.9900              0.00              9,928.18
                CONSUMER STAPLES
        205       Anheuser-Busch Companies, Inc.                  46.5500              1.55              9,542.75
        122       Proctor & Gamble Company                        81.2500              2.02              9,912.50
                HEALTH CARE
        217       HCA, Inc.                                       44.4000              0.18              9,634.80
        108       UnitedHealth Group, Inc.                        89.7500              0.03              9,693.00
        132       Wellpoint Health Networks, Inc.                 74.0000              0.00              9,768.00
                INDUSTRIALS
        271       Apollo Group, Inc.                              35.4700              0.00              9,612.37
                MATERIALS
        273       Rohm and Haas Company                           35.9500              2.23              9,814.35
----------                                                                                          ------------
      3,987                                                                                         $  145,595.89
==========                                                                                          ============



See "Notes to Portfolios".

STRATEGIC SMALL-CAP PORTFOLIO


   The Portfolio seeks to provide capital appreciation through investment in a portfolio of 50 common stocks selected as of July 15, 2002, using a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio. There can be no assurance that the Portfolio will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a growth equity strategy nor for those seeking preservation of capital or current income.


   The selection model seeks to identify 25 "growth" stocks and 25 "growth" stocks with "value" attributes. The "growth" stocks generally have exhibited such characteristics as relatively high price to earnings, price to sales or price to book value ratios, as well as modest to no dividend payments and betas that have tended to be higher than 1.00, and may be generally characterized as growth-oriented stocks. A stock's "beta" is a measure of its price volatility relative to the volatility of the S&P 500 Index. Due to the characteristics mentioned above, they have exhibited and may be expected to exhibit relatively higher price volatility and may be riskier to own than stocks that have lower price to earnings, price to sales or price to book value ratios, higher dividend payouts and lower betas some of which may be generally characterized as value-oriented stocks.

   In an attempt to reduce potential Portfolio volatility, half of the Portfolio is selected by first applying selection criteria that can help identify relative "value" attributes in a particular stock. In a relative comparison to the "growth" stock half of the Portfolio, which excludes the additional value-oriented screen, these stocks may generally exhibit lower price to earnings ratios, price to book ratios, or betas, in addition to having lower price to sales ratios. However, these stocks may not necessarily be perceived as "value" stocks in comparison to other sectors of the equity markets.

     The selection model applies certain criteria to choose the Portfolio from the companies comprising the Russell 2000 Index. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, and currently represents approximately 8% of the total market capitalization of the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, and currently represents approximately 98% of the publicly investable U.S. equity market. A company's stock will generally be considered small-cap if the company's market capitalization is less than $1.5 billion.

   The selection model is comprised of two processes which are applied at the time of the Portfolio's formation to the stocks in the Russell 2000 Index. Each process identifies 25 stocks for the portfolio.

     COMPONENT ONE: Seeking to identify "growth" stocks: Begin with the 2000 stocks in the Russell 2000 Index. Apply the Earnings Pressure screen to the 2000 stocks. The Earnings Pressure screen is as follows:

   (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

   (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

   (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

   (e) The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings and the 25 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected.

   COMPONENT TWO: Seeking to identify "growth" stocks with "value" attributes:
Begin with the 2000 stocks in the Russell 2000 Index and select the 200 stocks with the lowest price to sales ratio (current stock price divided by the sales per share ("PSR")). A low PSR can be considered to be a significant "value" attribute. Apply the Earnings Pressure screen to the 200 stocks. The stocks are ranked from highest to lowest and the 25 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected.

   If one or more stocks are selected by both Components One and Two, it will be counted as one selection only. As a result, to get to a total of 50 stocks, additional stocks will be identified and selected by alternately applying Component Two to arrive at another stock and then Component One to arrive at another stock, continuing as necessary to get to 50 stocks. The 50 stocks are generally equally-weighted, although there are certain variations based on market factors, including average daily trading volume.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                CONSUMER DISCRETIONARY
        123       AnnTaylor Stores Corporation              $     24.0500              0.00%        $    2,958.15
         46       Beazer Homes USA, Inc.                          61.7200              0.00              2,839.12
        119       Cost Plus, Inc.                                 23.8200              0.00              2,834.58
        192       Dura Automotive Systems, Inc.                   15.0900              0.00              2,897.28
         95       Fred's, Inc.                                    30.9800              0.39              2,943.10
        100       Group 1 Automotive, Inc.                        29.3000              0.00              2,930.00
        213       Gymboree Corporation                            13.8100              0.00              2,941.53
         80       Hughes Supply, Inc.                             36.6200              0.93              2,929.60
        479       Interface, Inc.                                  5.9500              1.01              2,850.05
        110       Jack in the Box, Inc.                           27.0000              0.00              2,970.00
        147       Lithia Motors, Inc.                             19.6500              0.00              2,888.55
        186       Movie Gallery, Inc.                             15.2600              0.00              2,838.36
        664       OfficeMax, Inc.                                  4.4700              0.00              2,968.08
        240       Phillips-Van Heusen Corporation                 12.5800              1.19              3,019.20
        243       Sinclair Broadcast Group, Inc.                  12.2500              0.00              2,976.75
        109       Sonic Corporation                               26.9100              0.00              2,933.19
        331       Sports Authority, Inc.                           8.7200              0.00              2,886.32
        305       Stein Mart, Inc.                                 9.3000              0.00              2,836.50
        230       TBC Corporation                                 12.6200              0.00              2,902.60
        401       Tenneco Automotive, Inc.                         7.5100              0.00              3,011.51
        314       Tower Automotive, Inc.                           9.4000              0.00              2,951.60
         50       Tractor Supply Company                          59.1100              0.00              2,955.50
        184       United Auto Group, Inc.                         15.4500              0.00              2,842.80
        111       Urban Outfitters, Inc.                          26.4000              0.00              2,930.40
        900       WestPoint Stevens, Inc.                          3.1600              0.00              2,844.00
                CONSUMER STAPLES
        116       International Multifoods Corporation            24.8500              0.00              2,882.60
        106       Nash-Finch Company                              28.8000              1.25              3,052.80
                FINANCIALS
        254       Anworth Mortgage Asset Corporation              11.4700             17.44              2,913.38
         99       Connecticut Bancshares, Inc.                    29.5100              1.76              2,921.49
                HEALTH CARE
        210       American Healthways, Inc.                       14.1700              0.00              2,975.70
        117       D&K Healthcare Resources, Inc.                  25.0000              0.24              2,925.00
        164       Owens & Minor, Inc.                             17.6000              1.82              2,886.40
                INDUSTRIALS
        107       Corporate Executive Board Company               28.4000              0.00              3,038.80
        691       Kforce, Inc.                                     4.1600              0.00              2,874.56
        495       MasTec, Inc.                                     5.8600              0.00              2,900.70
         87       Stericycle, Inc.                                33.1800              0.00              2,886.66




PORTFOLIO (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                INFORMATION TECHNOLOGY

        166       Asyst Technologies, Inc.                  $     17.1500              0.00%        $    2,846.90
         97       Benchmark Electronics, Inc.                     29.9000              0.00              2,900.30
         54       Cognizant Technology Solutions Corporation      54.7900              0.00              2,958.66
        219       Entegris, Inc.                                  13.2900              0.00              2,910.51
        154       ESS Technology, Inc.                            19.2500              0.00              2,964.50
        147       ManTech International Corporation               19.9500              0.00              2,932.65
        371       Semitool, Inc.                                   7.8900              0.00              2,927.19
        110       Silicon Laboratories, Inc.                      26.5000              0.00              2,915.00
        866       Sycamore Networks, Inc.                          3.3500              0.00              2,901.10
         82       Verian Semiconductor
                    Equipment Associates, Inc.                    35.4100              0.00              2,903.62
                MATERIALS
        181       BWAY Corporation                                16.1400              0.00              2,921.34
        119       Cleveland-Cliffs, Inc.                          24.3100              0.00              2,892.89
         98       Potlatch Corporation                            30.1100              1.99              2,950.78
                UTILITIES
        229       Avista Corporation                              12.6400              3.80              2,894.56
----------                                                                                          ------------
     11,311                                                                                         $  145,956.86
==========                                                                                          ============



See "Notes to Portfolios".

NOTES TO PORTFOLIOS


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on July 16, 2002 and have a settlement date of July 19, 2002 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                     PROFIT
                                             COST TO                (LOSS) TO
                                             SPONSOR                 SPONSOR
                                         --------------          --------------
Cohen & Steers REIT Income Portfolio     $   147,395             $        --
Strategic Growth Large-Cap Portfolio     $   145,596             $        --
Strategic Small-Cap Portfolio            $   145,961             $       (4)



   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.





     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    COHEN & STEERS REIT INCOME PORTFOLIO

    AMB Property Corporation. AMB Property Corporation acquires and operates industrial properties throughout the United States. AMB's property portfolio is located in major distribution markets near airports, seaports, and freeway systems.

    Apartment Investment & Management Company. Apartment Investment & Management company, a self-administered and self-managed real estate investment trust, owns a geographically diversified portfolio of multifamily apartment properties, primarily in the middle market. Some income is also derived from property management for third parties and affiliates.

    Archstone-Smith Trust. Archstone-Smith Trust is a real estate investment trust that owns, develops, acquires, and operates apartments. The company's apartments are located in protected locations in major metropolitan areas across the United States. Archstone-Smith owns garden-style and high-rise properties.

     Arden Realty, Inc. Arden Realty, Inc. is a real estate investment trust which owns, acquires, manages, renovates, operates, manages, and leases commercial office properties in Southern California. The company operates through its controlling interest in Arden Realty Limited Partnership.

     Avalonbay Communities, Inc. Avalonbay Communities, Inc. is a self-managed, fully-integrated multi-family real estate investment trust. The company focuses on the ownership and operation of institutional-quality apartment communities in high barrier-to-entry markets of the United States. The markets are located in Northern and South California and in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest region.

     Boston Properties, Inc. Boston Properties, Inc. develops, redevelops, acquires, manages, operates, and leases office, industrial, and hotel properties. The company has a significant presence in the Massachusetts, Washington, D.C., California, Maryland, New Jersey, and Virginia markets.

    CarrAmerica Realty Corporation. CarrAmerica Realty Corporation is a real estate investment trust. The company focuses primarily on the acquisition, development, ownership and operation of value office properties in select suburban markets across the United States. CarrAmerica owns interests in a portfolio of operating office properties in markets including Seattle, Denver, Dallas, Chicago, Atlanta, Phoenix and others.

     CBL & Associates Properties, Inc. CBL & Associates Properties, Inc. is a self managed, self administered real estate investment trust. The company owns regional shopping malls and community shopping centers in the United States.

    Developers Diversified Realty Corporation. Developers Diversified Realty Corporation is a real estate investment trust that develops, leases, and manages shopping centers. The company's properties are located primarily in the East and Midwest United States.

    Equity Office Properties Trust. Equity Office Properties Trust is a real estate investment trust that owns and manages office properties. The Trust has a portfolio of buildings located in various states across the United States. Equity Office provides a wide range of office space for local, regional, and national customers.

    Equity Residential. Equity Residential is a self-administered and self-managed real estate investment trust that owns and operates multifamily properties. The company owns apartments located throughout the United States.

     First Industrial Realty Trust, Inc. First Industrial Realty Trust, Inc. is a self-administered and fully integrated real estate investment trust which owns, manages, acquires and develops bulk warehouses and light industrial properties. The company's interests in its properties are held through various partnerships controlled by the company.

     General Growth Properties, Inc. General Growth Properties, Inc. is a real estate investment trust (REIT). The company owns, operates, leases, acquires and expands enclosed regional shopping mall centers throughout the United States. The REIT, with its operating partnership also has unconsolidated equity interests in other regional mall companies.

    Health Care Property Investors, Inc. Health Care Property Investors, Inc. is a real estate investment trust. The trust invests in health care related real estate throughout the United States. Health Care's properties include long term care facilities, acute care hospitals, rehabilitation hospitals, assisted living and congregate care facilities, medical office buildings, and physician group practice clinics.

     Home Properties of New York, Inc. Home Properties of New York, Inc. is a self-administered, self-managed and fully integrated real estate investment trust ("REIT"). The company owns, manages, acquires, develops and re-develops multifamily residential real estate in select Northeast, Midwest, and Mid-Atlantic markets.

    Kilroy Realty Corporation. Kilroy Realty Corporation is a real estate investment trust engaged in the ownership, acquisition, development and operation of office and industrial properties located in California, Washington, Nevada, and Arizona.

    Kimco Realty Corporation. Kimco Realty Corporation is a real estate investment trust (REIT). The company owns and operates neighborhood and community shopping centers. These shopping centers are generally anchored by supermarkets, department stores or drugstores. The company also provides management services for shopping centers owned by affiliated entities and various real estate joint ventures.

    Liberty Property Trust. Liberty Property Trust is a real estate investment trust (REIT) which owns suburban office and industrial properties. The company operates through its Liberty Property Limited Partnership subsidiary.

    Macerich Company. Macerich Company is a fully integrated, self-administered and self-managed real estate investment trust. The company acquires, owns, redevelops, manages, and leases regional and community shopping centers located throughout the United States.

    Mack-Cali Realty Corporation. Mack-Cali Realty Corporation is a fully integrated, self administered, self managed real estate investment trust (REIT) providing management, leasing, development, construction, and other tenant related services for its class A real estate portfolio. The properties are primarily office and office/flex buildings located in the Northeast.

    Mills Corporation. Mills Corporation is a real estate investment trust
(REIT). The company owns, develops, leases, manages, and markets a portfolio of properties consisting of super-regional retail and entertainment-oriented centers under the Mills and Block names. Mills also owns community shopping centers.

     Nationwide Health Properties, Inc. Nationwide Health Properties, Inc. is a real estate investment trust which invests primarily in health care related facilities and provides financing to health care providers. The company has investments in long-term health care facilities, assisted living facilities, and rehabilitation hospitals.

    Prentiss Properties Trust. Prentiss Properties Trust is a self-administered and self-managed real estate investment trust (REIT). The trust owns, manages, acquires, leases, develops, and builds industrial properties throughout the United States.

    ProLogis. ProLogis provides distribution facilities and services. The company has distribution facilities owned, managed, and under development in various markets throughout North America, Europe, and Japan.

    Reckson Associates Realty Corporation. Reckson Associates Realty Corporation is a self-managed and self-administered real estate investment trust. The company owns, develops, acquires, leases, and manages office and industrial properties in the New York Tri-State area.

    Regency Centers Corporation. Regency Centers Corporation is a self-administered and self-managed real estate investment trust that owns and operates grocery anchored neighborhood retail centers. The company currently owns and operates properties in various states located throughout the United States.

    Rouse Company. Rouse Company, through its subsidiaries and affiliates, owns, manages, acquires and develops income-producing and other real estate in the United States. Properties include retail centers, office buildings, mixed-use projects, community retail centers, hotels and management of a retail center in Canada. In addition, Rouse develops and sells land to developers in MD and NV.

     Simon Property Group, Inc. Simon Property Group, Inc. is a self-administered and self-managed, paired-share real estate investment trust. The company is engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers.

     Summit Properties, Inc. Summit Properties, Inc. is a self-administered real estate investment trust that designs, develops and manages luxury apartment communities located in the southeastern, southwestern and mid-atlantic United States. The company's business is conducted principally through Summit Properties Partnership L.P., of which the company is the General Partner and an 86.2% economic owner.

     Ventas, Inc. Ventas, Inc. is a self administered, self managed real estate investment trust that owns long-term acute care hospitals, nursing centers, assisted living facilities, and healthcare office properties.

    Vornado Realty Trust. Vornado Realty Trust is a fully-integrated real estate company. The company owns, leases, develops and manages retail and industrial properties located primarily in the Mid-Atlantic and Northeast regions of the United States. The company focuses on shopping centers, but also holds warehouse/industrial properties and an office building.

    STRATEGIC GROWTH LARGE-CAP PORTFOLIO

    Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

     Apollo Group, Inc. Apollo Group, Inc. provides higher education programs for working adults. The company's subsidiaries include the University of Phoenix, the Institute for Professional Development, the College for Financial Planning, and Western International University. Apollo offers accredited degree programs, certificate programs, and customized training at campuses in the United States and Canada.

    Black & Decker Corporation. Black & Decker Corporation markets and manufactures power tools, electric lawn and garden tools, hardware and home improvement products, and engineered fastening and assembly systems. Some of the company's brands include DeWalt, Versapack, Workmate, Firestorm, Quantum Pro, Dustbuster, Snakelight, Kwikset, Titan, Price Pfister, and Emhart.

     Dillard's, Inc. Dillard's, Inc. operates retail department stores located primarily in the southwestern, southeastern, and midwestern United States. The company offers name-brand and private-label merchandise, including fashion apparel and home furnishings.

     Fortune Brands, Inc. Fortune Brands, Inc., through its subsidiaries, manufactures and sells branded home products, office products, golf equipment, and distilled spirits. The company's home products include Moen faucets, as well as Aristokraft and Schrock cabinets. Fortune also produces Titleist golf balls and several Jim Beam spirit and wine brands.

    HCA, Inc. HCA, Inc. operates hospitals and other healthcare facilities. The company currently operates general, acute care hospitals, and psychiatric hospitals that offer a variety of services. HCA's facilities are located in the United States, England, and Switzerland.

    KB HOME. KB HOME builds single-family homes in the United States, primarily targeting first-time and first move-up homebuyers. The company has operating divisions in Arizona, California, Colorado, Nevada, New Mexico, and Texas in the United States. KB HOME also builds homes in France and operates a mortgage company for its homebuyers.

    Limited Brands. Limited Brands operates specialty stores. The company operates stores under the Victoria's Secret Stores/Beauty/, Bath & Body Works, Express, Express Men's, Lerner New York, Limited Stores, White Barn Candle Co., and Henri Bendel names. Victoria's Secret products are also available through the catalog and its own Web site, Victoria's Secret Direct.

     Liz Claiborne, Inc. Liz Claiborne, Inc. designs and markets women's and men's fashion apparel and accessories, as well as markets fragrances for women and men. The company's brands include CLAIBORNE, ELISABETH, RUSS, and VILLAGER, among others. Liz Claiborne's products are marketed through department and specialty stores and other channels in the United States and other countries.

    Maytag Corporation. Maytag Corporation produces home and commercial appliances. The company's products include washers, dryers, refrigerators, cooking appliances, floor care products, and commercial cooking and vending equipment. Maytag's products are sold under brand names such as Maytag, Hoover, Magic Chef, Dixie-Narco, and Blodgett.

    Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    Rohm and Haas Company. Rohm and Haas Company is a manufacturer of specialty chemicals. The company manufactures acrylic polymers, consisting of adhesives, coatings, polymers, monomers, and plastic additives. Rohm and Haas' chemical specialties include agricultural chemicals, ion exchange, and consumer and industrial specialties. They also manufacture electronic materials and salt.

    UnitedHealth Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

    WellPoint Health Networks, Inc. WellPoint Health Networks, Inc. is a managed care company that serves members through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, and UNICARE. The company offers products such as health maintenance organization, preferred provider organization, point of service, hybrid, and specialty managed care products.

     Yum! Brands, Inc. Yum! Brands, Inc, owns and franchises quick-service restaurants worldwide. The company's restaurants include Pizza Hut, KFC, Long John Silver's, A&W All-American Food Restaurants, and Taco Bell. They serve pizza, chicken, seafood, root beer, hamburgers, and Mexican food.

    STRATEGIC SMALL-CAP PORTFOLIO

     American Healthways, Inc. American Healthways, Inc. provides specialized, comprehensive diabetes and cardiac disease management services to physicians, health plans, and hospitals. The company provides its diabetes healthways and cardiac healthways programs across the United States.

    AnnTaylor Stores Corporation. AnnTaylor Stores Corporation, through its wholly owned subsidiary, retails women's apparel, shoes, and accessories primarily under the Ann Taylor brand name. The company operates throughout the United States.

    Anworth Mortgage Asset Corporation. Anworth Mortgage Asset Corporation invests in mortgage assets, including mortgage pass-through certificates, collateralized mortgage obligations, mortgage loans, and other securities. The company acquires mortgage assets primarily in the secondary mortgage market. Anworth uses short-term borrowings as collateral to acquire additional mortgage assets.

     Asyst Technologies, Inc. Asyst Technologies, Inc. develops, manufactures, and markets systems utilizing isolation technology, material tracking products, and factory automation solutions. The company's systems reduce contamination on in-process wafers by isolating processing equipment and wafers in ultraclean minienvironments within a cleanroom production facility.

    Avista Corporation. Avista Corporation is an energy company that delivers products and solutions to business and residential customers throughout North America. The company, through Avista Utilities, generates, transmits, and distributes electric and natural gas. Avista's other businesses include Avista Advantage, Avista Labs, and Avista Energy.

     Beazer Homes USA, Inc. Beazer Homes USA, Inc. designs, builds, and sells single family homes in the Southeast, Southwest, and South Central regions of the United States. The company's homes are designed to appeal to entry-level and first move-up home buyers.

     Benchmark Electronics, Inc. Benchmark Electronics, Inc. provides contract electronics manufacturing and design services to original equipment manufacturers in select industries, including medical devices, communications equipment, and computers. The company manufactures printed circuit board assemblies with computer-automated equipment using surfacemount and pin-through-hole interconnection technologies.

    BWAY Corporation. BWAY Corporation, through its subsidiaries, develops, manufactures, and markets steel containers for the general line segment of the North American metal container industry. The company manufactures metal containers for beverages, food, and general line which includes containers for aerosol, paint and varnish, and automotive products.

    Cleveland-Cliffs, Inc. Cleveland-Cliffs, Inc. supplies iron ore products to the North American steel industry. The company is developing a ferrous metallics business. Cleveland-Cliffs, together with its subsidiaries, manages and holds interests in iron ore mines.

    Cognizant Technology Solutions Corporation. Cognizant Technology Solutions Corporation delivers full life cycle solutions to complex application development, maintenance, and re-engineering problems through its on-site/off-shore model. The company's core competencies include data warehousing, Web enabling, Internet, object-oriented development, and legacy platforms. Cognizant's development centers are SEI/CMM Level 5 compliant.

     Connecticut Bancshares, Inc. Connecticut Bancshares, Inc. is the holding company of the Savings Bank of Manchester. The bank operates branch offices in Hartford, Tolland and Windham counties in Connecticut and focuses on originating residential mortgages, commercial real estate mortgages and commercial and consumer loans.

    Corporate Executive Board Company. Corporate Executive Board Company provides research and analysis focusing on corporate strategy, operations, and general management issues. The company provides its services to corporations located throughout the world. Corporate Executive currently offers programs focusing on finance, sales, information technology, corporate strategy, human resources, and bank operations.

     Cost Plus, Inc. Cost Plus, Inc. retails casual home living and entertainment products in the United States. The company operates its stores under the name Cost Plus World Market. Cost Plus's products include furniture, rugs, cards, baskets, glassware, ceramics, kitchen utensils, jewelry, wine, gourmet foods, coffees, and teas.

     D&K Healthcare Resources, Inc. D&K Healthcare Resources, Inc. is a full-service, regional wholesale drug distributor. The company's customers include independent drug stores, chain drug companies, hospitals, and alternate care facilities.

     Dura Automotive Systems, Inc. Dura Automotive Systems, Inc. designs and manufactures driver control systems, door systems, window systems, and engineered mechanical components for the global automotive industry. The company also supplies similar products to the North American recreational vehicle, mass transit, and heavy truck markets. Dura's products are sold to original equipment manufacturers.

     Entegris, Inc. Entegris, Inc. provides materials management products and services to the microelectronics industry on a worldwide basis. The company provides products such as wafer shippers, wafer transport and process carriers, pods, and work-in-process boxes. Entegris also provides chemical delivery products such as valves, fittings, tubing, pipe, and containers.

     ESS Technology, Inc. ESS Technology, Inc. designs, markets, and supports integrated mixed signal semiconductor, hardware, software, and system solutions. The company uses its products for multimedia applications in the personal computer and consumer marketplaces. ESS offers solutions for audio, video, and modem applications. The company sells AudioDrive, VideoDrive, and TeleDrive products.

     Fred's, Inc. Fred's, Inc. operates discount general merchandise stores in the southeastern United States. The company also markets goods and services through Fred's Super Dollar Stores and Pharmacies and Fred's Xpress Pharmacies.

     Group 1 Automotive, Inc. Group 1 Automotive, Inc., through its subsidiaries, owns and operates automobile dealerships. The company sells new and used cars and light trucks, provides maintenance and repair services, and sells replacement parts. The company also arranges related financing, insurance, and extended service contracts. Group 1 operates in Florida, Georgia, Colorado, Oklahoma, New Mexico, and Texas.

    Gymboree Corporation. Gymboree Corporation designs, manufactures, and retails apparel and accessories for children from birth to seven years of age. The company operates stores in the United States, Canada, and Europe. Gymboree also offers directed parent-child developmental play programs at franchised and company-operated centers.

     Hughes Supply, Inc. Hughes Supply, Inc. wholesale distributes materials, equipment, and supplies for the construction and industrial markets. The company distributes its products through branches located in the United States, Mexico, and Puerto Rico. Hughes' principal customers include contractors, electric utility companies, property management companies, and mining companies.

     Interface, Inc. Interface, Inc. manufactures, markets, installs, and services products for the commercial and institutional interiors market. The company provides modular carpet, panel fabrics for use in open plan office furniture systems, and complementary products, as well as carpet replacement, installation, and maintenance services. Interface markets its products around the world.

    International Multifoods Corporation. International Multifoods Corporation operates a food service distribution business in the United States and food manufacturing businesses in the United States and Canada. The company distributes food products, cleaning supplies, and other products to restaurants, movie theaters, and other customers. International Multifoods also produces bakery mix products, condiments, and flour.

     Jack in the Box, Inc. Jack in the Box, Inc. operates and franchises Jack In the Box fast-food restaurants primarily in the Western region of the United States. The company's drive-thru restaurants offer hamburgers, specialty sandwiches, salads, Mexican food, finger foods, and side items.

     Kforce, Inc. Kforce, Inc. is a full-service, professional staffing firm providing flexible and permanent staffing solutions for organizations and career management for individuals. The company specializes in the areas of information technology, finance and accounting, human resources, engineering, pharmaceuticals, healthcare, legal, and scientific. Kforce operates in North America.

     Lithia Motors, Inc. Lithia Motors, Inc. retail sells new and used vehicles in the western United States. The company offers domestic and imported makes of new automobiles and light trucks through dealerships in California, Oregon, Washington, and Nevada. Lithia also arranges related financing and insurance contracts, as well as provides vehicle parts, maintenance, and repair services.

    ManTech International Corporation. ManTech International Corporation delivers a variety of information technology and technical services to United States federal goverment customers. The company focuses on critical national defense programs for the intelligence community and Department of Defense. ManTech designs, develops, and operates enterprise information technology and communication systems and infrastructures.

    MasTec, Inc. MasTec, Inc. builds internal and external voice, video, data, Internet, and other computer and communications networks. The company designs, installs, constructs, and maintains aerial, underground, and buried copper, coaxial, and fiber optic cable networks, as well as wireless antenna networks. Customers include telecommunications service providers and cable television operators.

     Movie Gallery, Inc. Movie Gallery, Inc. owns and operates video specialty stores that rent and sell videocassettes, digital video discs (DVDs), and video games throughout the United States.

    Nash-Finch Company. Nash-Finch Company is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a produce growing and marketing subsidiary in California.

    OfficeMax, Inc. OfficeMax, Inc. retails office products at high-volume and deep discount in the United States and Puerto Rico. The company features CopyMax and FurnitureMax store-within-a-store modules devoted exclusively to print-for-pay and office furniture. OfficeMax operates superstores, as well as national call centers, delivery centers, and OfficeMax retail joint ventures in Mexico and Japan.

     Owens & Minor, Inc. Owens & Minor, Inc. distributes medical/surgical supplies throughout the United States. The company's customers include hospitals, integrated healthcare systems, and group purchasing organizations. Owens & Minor also provides services in supply chain management, logistics, and technology.

    Phillips-Van Heusen Corporation. Phillips-Van Heusen Corporation designs, sources, manufactures, and markets men's, women's, and children's apparel and footwear. The company's products are sold under the Van Heusen, Bass, Izod, and Geoffrey Beene brand names. Phillips-Van Heusen markets its products at a wholesale level through department store chains and directly to consumers through retail stores.

    Potlatch Corporation. Potlatch Corporation is an integrated forest products company. The company grows and harvests timber, as well as manufactures and sells wood products, printing papers, and other pulp-based products. Potlatch's timberlands and all of its manufacturing facilities are located in the continental United States.

     Semitool, Inc. Semitool, Inc. designs, manufactures, markets, and services equipment used in the fabrication of semiconductors. The company's products include batch and single wafer spray surface preparation and cleaning equipment, electrochemical deposition equipment, thermal processing equipment, and supervisory control systems for semiconductor manufacturing equipment.

     Silicon Laboratories, Inc. Silicon Laboratories, Inc. designs and develops analog-intensive, mixed-signal integrated circuits (ICs) for the wireless, wireline, and optical communications industries. Mixed-signal ICs are electronic components that process both digital signals and real-world analog signals, such as sound and radio waves.

     Sinclair Broadcast Group, Inc. Sinclair Broadcast Group, Inc. is a diversified broadcasting company that owns or provides programming services to television stations across the United States. The company's television group includes FOX, WB, ABC, CBS, NBC, and UPN affiliates.

    Sonic Corporation. Sonic Corporation franchises and operates a chain of drive-in restaurants. The company currently has company-owned and franchised restaurants, principally in the south central and southeastern United States. Sonic's restaurants offer made-to-order hamburgers and other sandwiches, as well as signature items.

     Sports Authority, Inc. Sports Authority, Inc. operates large format sporting goods stores. The company's stores sell a large variety of sporting goods, including brand name sporting equipment, as well as athletic and active footwear and apparel. Sports Authority currently operates stores in the United States, Canada, and Japan.

     Stein Mart, Inc. Stein Mart, Inc. operates a retail chain of stores located primarily in neighborhood shopping centers in metropolitan areas. The company's stores offer moderate to designer brand-name apparel for women, men, and children, as well as accessories, gifts, linens, shoes, and fragrances.

     Stericycle, Inc. Stericycle, Inc. provides regulated medical waste management services. The company offers waste collection, transportation, treatment, and disposal to customers in the United States, Canada, Puerto Rico, and Mexico.

     Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    TBC Corporation. TBC Corporation and its subsidiaries distribute tires in the automotive replacement market. The company also franchises independent retail tire and automotive service stores. TBC's tires are sold under the Cordovan, Multi-Mile, Big O, and other brand names.

     Tenneco Automotive, Inc. Tenneco Automotive, Inc. manufactures and distributes automotive emissions control and ride control products and systems for the automotive original equipment market and aftermarket. The company's products include mufflers, catalytic converters, exhaust components, shock absorbers, and struts. Tenneco markets its products in countries around the world.

     Tower Automotive, Inc. Tower Automotive, Inc. designs and produces structural components and assemblies used by automotive original equipment manufacturers. The company's products include large structural stampings and assemblies such as body pillars and chassis, as well as engineered assemblies such as brake components. Tower operates on a worldwide basis.

    Tractor Supply Company. Tractor Supply Company operates a retail farm store chain in the United States. The company provides farm maintenance products, animal products, general maintenance products, lawn and garden products, light truck equipment, work clothing, and other products. Customers include hobby, part-time, and full-time farmers and ranchers, as well as rural customers, contractors, and tradesman.

     United Auto Group, Inc. United Auto Group, Inc. acquires and operates franchised automobile dealerships. The company's franchises are located throughout the United States and Puerto Rico. United Auto's dealerships sell new and used vehicles through United Auto Care, Inc. and United Auto Care Products, Inc.

     Urban Outfitters, Inc. Urban Outfitters, Inc. operates retail stores and direct response, including a catalog and Web sites. The company's Urban Outfitters and Anthropologie retail concepts sell fashion apparel, accessories, and household and gift merchandise. Urban also designs and markets young women's casual wear which it provides to the company's retail operations and sells to retailers worldwide.

     Varian Semiconductor Equipment Associates, Inc. Varian Semiconductor Equipment Associates, Inc. designs, manufactures, markets, and services semiconductor processing equipment used in the fabrication of integrated circuits. The company supplies ion implantation systems used to manufacture semiconductor chips.

    WestPoint Stevens, Inc. WestPoint Stevens, Inc. provides a comprehensive line of branded and licensed products for the bedroom and bathroom. The company manufactures and markets bed linens, towels, comforters, and other accessories that are sold in retail outlets throughout the world. WestPoint's products are marketed under brand names such as Martex, Utica, Stevens, Lady Pepperell, and Vellux.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 347:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 347 as of July 17, 2002. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 347 as of July 17, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   July 17, 2002




                             STATEMENTS OF CONDITION

                               AS OF JULY 17, 2002

                                                                             COHEN &
                                                                             STEERS          STRATEGIC
                                                                              REIT            GROWTH          STRATEGIC
                                                                             INCOME          LARGE-CAP        SMALL-CAP
INVESTMENT IN SECURITIES                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     147,395    $     145,596    $     145,957
                                                                          -------------    -------------    -------------
     Total                                                               $     147,395    $     145,596    $     145,957
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         367    $         478    $         737
     Deferred sales charge liability (3)                                         2,010            1,985            1,990
     Creation and development fee liability (4)                                    893              882              885
Interest of Unitholders--
     Cost to investors (5)                                                     148,890          147,070          147,440
     Less: Gross underwriting commission, creation and development
         fee and organization costs (2)(4)(5)(6)                                 4,765            4,819            5,095
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       144,125          142,251          142,345
                                                                          -------------    -------------    -------------
     Total                                                               $     147,395    $     145,596    $     145,957
                                                                          =============    =============    =============


--------------------------------------------------------------------------------

 (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

 (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing your Portfolio. The amount of these costs are set forth in the "Fee Tables." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

 (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

 (5) The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

 (6) Assumes the first year sales charge only for the Cohen & Steers REIT Income Portfolio and assumes the maximum sales charge for all other Portfolios.




THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Cohen & Steers Capital Management, Inc., as Supervisor of the Cohen & Steers REIT Income Portfolio, Van Kampen Investment Advisory Corp., as Supervisor for all other Portfolios, and The Bank of New York, as Trustee.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.


   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. If you purchase Units of the Cohen & Steers REIT Income Portfolio designated with a Classic CUSIP number, your Units will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.


   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Cohen & Steers REIT Income Portfolio is to seek high income by investing in a diversified portfolio of dividend-paying real estate investment trusts. The objective of the Strategic Growth Large-Cap Portfolio and Strategic Small-Cap Portfolio is to provide capital appreciation by investing in a portfolio of common stocks selected by applying a quantitive stock selection model. We describe the investment strategy for each Portfolio in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.
   The Portfolio Consultant of your Portfolio is not an affiliate of the Sponsor. The Sponsor did not select the Securities for the Portfolios. The Portfolio Consultant of your Portfolio may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant of your Portfolio may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant of your Portfolio may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities. The Portfolio Consultant of your Portfolio also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.
   Neither the Portfolio Consultant of your Portfolio nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant of your Portfolio applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   STRATEGY RISK. The Portfolio Consultant's stock selection strategies may not be successful in identifying stocks that appreciate in value. The Portfolios may not achieve their objectives if this happens.
   SMALL COMPANIES. The Strategic Small-Cap Portfolio invests exclusively in stocks issued by small companies which generally include those with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.
   INDUSTRY CONCENTRATIONS. Each Portfolio invests significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.
   Consumer Product and Retail Issuers. The Strategic Growth Large-Cap and Strategic Small-Cap Portfolios invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.
   Real Estate Investment Trusts. The Cohen & Steers REITIncome Portfolio invests exclusively in real estate investment trusts. Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.
   Risks associated with the direct ownership of real estate include, among other factors, o general U.S. and global as well as local economic conditions,

  o  decline in real estate values,

  o  the financial health of tenants,

  o  overbuilding and increased competition for tenants,

  o  oversupply of properties for sale,

  o  changing demographics,

  o  changes in interest rates, tax rates and other operating expenses,

  o  changes in government regulations,

  o  faulty construction and the ongoing need for capital improvements,

  o regulatory and judicial requirements, including relating to liability for environmental hazards,

  o  changes in neighborhood values and buyer demand, and

  o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.
   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.
   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.


   SPECIAL REDEMPTION. The Trustee will redeem Units of the Cohen & Steers REIT Income Portfolio designated with a Classic CUSIP number on the Special Redemption Date set forth in the "Summary of Essential Financial Information." If a substantial amount of these Units are issued by this Portfolio, this process could significantly reduce the size of the Portfolio and cause expenses to increase or cause the Portfolio to terminate before its Mandatory Termination Date.


   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. Unitholders who redeem or sell their Units of the Cohen & Steers REIT Income Portfolio on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the second year deferred sales charge, regardless of the CUSIP number of such Units. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of the Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. The first year sales charge for the Cohen & Steers REIT Income Portfolio and the maximum sales charge for all other Portfolios is reduced during the initial offering period as follows:



       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).


   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.


   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time. If you redeem Units of the Cohen & Steers REIT Income Portfolio prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge at the time of redemption.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Portfolios.
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:


                                COHEN &
                                STEERS
                                 REIT
       TRANSACTION              INCOME            OTHER
         AMOUNT*               PORTFOLIO       PORTFOLIOS
     --------------          ------------     ------------
Less than $25,000               2.20%              2.25%
$25,000 - $49,999               2.10               2.10
$50,000 - $99,999               1.90               1.85
$100,000 - $249,999             1.70               1.60
$250,000 - $499,999             1.50               1.40
$500,000 - $999,999             1.10               1.00
$1,000,000 or more              0.75               0.65
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.


   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Portfolio, this regular concession or agency commission will amount to 1.30% per Unit for the Cohen & Steers REIT Income Portfolio and 1.20% per Unit for other Portfolios. For transactions involving Unitholders who hold Units of the Cohen & Steers REIT Income Portfolio designated with a Regular CUSIP number after the Special Redemption Date set forth in the "Summary of Essential Financial Information," the regular concession or agency commission will include an additional amount equal to the lesser of $0.12 per Unit or 1.20% of the lowest Public Offering Price per Unit at which Units were sold during the initial offering period. This amount will be paid by the Sponsor to broker-dealers and selling firms following the Special Redemption Date with respect each Unit of the Cohen & Steers REIT Income Portfolio designated with a Regular CUSIP number sold by such broker-dealer or selling firm which remains outstanding after the Special Redemption Date.


   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIODCONCESSION
------------------------------------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.


   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of the Strategic Growth Large-Cap Portfolio and the Strategic Small-Cap Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., First Union Securities, Inc., Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc. and UBS PaineWebber Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.


   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.
   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. Units of the Cohen & Steers REIT Income Portfolio sold on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid $0.155 per Unit second year deferred sales charge remaining after such date. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial advisor should purchase Units designated with a FeeDom CUSIP number, if available. Please contact your financial adviser for more information. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                        0.00%
   Deferred sales charge                       0.00
                                             ------
         Transactional sales charge            0.00%
                                             ======
   Creation and development fee                0.60%
                                             ------
         Total                                 0.60%
                                                  -
                                             ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase an ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.
   In addition, under the Planned Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Planned Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments (Units of the Cohen & Steers REIT Income Portfolio redeemed on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid second year deferred sales charge remaining after such date, regardless of the CUSIP number of such Units). During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.


   SPECIAL REDEMPTION FOR CLASSIC CUSIP. On the Special Redemption Date set forth in the "Summary of Essential Financial Information," the Trustee will automatically redeem Units of the Cohen & Steers REIT Income Portfolio designated with a Classic CUSIP number. The CUSIP numbers are set forth under "Portfolio Information" in the "Summary of Essential Financial Information" in this prospectus. CUSIP means Committee on Uniform Security Identification Procedures. CUSIP numbers are used by the financial industry to process securities transactions. Unitholders who hold Classic CUSIP Units will receive a cash distribution of their redemption proceeds as described in the previous section in connection with this special redemption unless the Unitholder elects to receive an in-kind distribution of portfolio securities as described above five business days prior to the Special Redemption Date. Of course, all Unitholders may tender their Units for redemption on any business day.
   You should consider a Classic CUSIP if you intend to hold your investment for 15 months or less. You should consider a Regular CUSIP if you intend to hold your investment for approximately two years or are unsure of your intended holding period. Unitholders who hold Units designated with a Classic CUSIP number may not elect to continue to hold Units in the Portfolio after the Special Redemption Date. All other Units in the Cohen & Steers REIT Income Portfolio will remain outstanding after this special redemption unless tendered for redemption by a Unitholder.
   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.


   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.
   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.
   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.
   ASSETS OF THE PORTFOLIOS. Each Portfolio will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks") and
(ii) interests in real estate investment trusts (the "REIT Shares"). All of the foregoing constitute the "Portfolio Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.
   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Portfolio Assets and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Portfolio Asset when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).
   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Portfolio Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Portfolio Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Portfolio Asset by apportioning the cost of your Units, generally including sales charges, among each Portfolio Asset ratably according to its value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).
   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.
   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.
   DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.
   DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by a Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.


   EXCHANGES AND ROLLOVERS. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Portfolio assets under the wash sale provisions of the Internal Revenue Code.


   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Portfolio Assets when you redeem your Units or at your Portfolio's termination. By electing to receive a distribution of Portfolio Assets, you will receive whole shares of Stock and REIT Shares plus, possibly, cash.
   You will not recognize gain or loss if you only receive Portfolio Assets in exchange for your pro rata portion of the Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional share of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional share.
   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.
   FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Stock of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.
   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.
   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of the Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor for Portfolios other than the Cohen & Steers REIT Income Portfolio, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". The Supervisor's fee for the Cohen & Steers REIT Income Portfolio is charged as a percentage of average daily net asset value and accrues daily and is paid quarterly. The fee for all other Portfolios is charged as a dollar amount per Unit and is paid as described above under "General". The fees paid to the Sponsor and its affiliate may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Cohen & Steers REITIncome Portfolio will pay a license fee to Cohen & Steers Capital Management, Inc. for the use of certain service marks.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Cohen & Steers REIT Income Portfolio........     5
   Strategic Growth Large-Cap Portfolio........     8
   Strategic Small-Cap Portfolio...............    10
   Notes to Portfolios.........................    14
   The Securities..............................    15
   Report of Independent Certified
      Public Accountants.......................    24
   Statements of Condition ....................    25
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-8
   Fee Accounts................................   A-9
   Rights of Unitholders.......................   A-9
   Portfolio Administration....................  A-12
   Taxation....................................  A-14
   Portfolio Operating Expenses................  A-16
   Other Matters...............................  A-17
   Additional Information......................  A-18
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO347

                                                                          #37290

                                                                          #37738

                                                                          #37718



                                   PROSPECTUS
--------------------------------------------------------------------------------

                                  JULY 17, 2002



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                           COHEN & STEERS REIT INCOME
                               PORTFOLIO, SERIES 4

                                STRATEGIC GROWTH
                           LARGE-CAP PORTFOLIO 2002-3

                      STRATEGIC SMALL-CAP PORTFOLIO 2002-3




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



               Please retain this prospectus for future reference






                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 347


--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS
                                                                  PAGE
        Risk Factors                                                 2
        Sponsor Information                                          5
        Trustee Information                                          6
        Portfolio Termination                                        6

RISK FACTORS
     PRICE VOLATILITY. Because each Portfolio invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because each Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     SMALL-CAP COMPANIES. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.
     The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.
   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.
   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.
   REAL ESTATE INVESTMENT TRUSTS. Certain Portfolios will invest in shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

  o  declines in the value of real estate,

  o  illiquidity of real property investments,

  o risks related to general U.S. and global as well as local economic conditions,

  o  dependency on management skill,

  o  heavy cash flow dependency,

  o  possible lack of availability of mortgage funds,

  o  excessive levels of debt or overleveraged financial structure,

  o  overbuilding,

  o  extended vacancies, or obsolescence, of properties,

  o  increase in competition,

  o  increases in property taxes and operating expenses,

  o  changes in zoning laws,

  o  losses due to costs resulting from the clean-up of environmental problems,

  o liability to third parties for damages resulting from environmental problems,

  o  casualty or condemnation losses,

  o  economic or regulatory impediments to raising rents,

  o  changes in neighborhood values and buyer demand,

  o  changes in the appeal of properties to tenants, and

  o  changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.
   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.
   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

  o  defaults by borrowers,

  o  the market's perception of the REIT industry generally,

  o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

  o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.
   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.
   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.
   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of each Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because a Portfolio will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.


SPONSOR INFORMATION
   Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.
     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.
     Van Kampen is one of the nation's largest investment management companies, with more than $77 billion in assets under management or supervision as of March 31, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate a Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolios. Such records shall include the name and address of, and the number of Units of your Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in your Portfolio.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of a Portfolio and will also include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of a Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1         Trust Agreement.

1.1.1       Standard Terms and Conditions of Trust. Reference is made to Exhibit
            1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1         Consent of initial evaluator.

4.2         Consent of independent certified public accountants.

6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.



                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 347, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 347 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 17th day of July, 2002.

                                     Van Kampen Focus Portfolios, Series 347
                                     By Van Kampen Funds Inc.


                                     By    /s/ Christine K. Putong
                                       --------------------------------
                                                Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 17, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                              /s/ Christine K. Putong
                                                        (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.